UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, November 07, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martín 344

City of Buenos Aires

Subject: Material news -Dividend payment notice

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) so as to inform that, today, the Board of Directors of the Company, within the delegation made at the Meeting dated April 30, 2024, decided to partially reverse the Optional Reserve to pay Dividends and to distribute Dividends equal to $39,4715361812 per share, which shall be paid to shareholders following the principle of equality of all shareholders according to their holdings as follows:

1)	The 89,50% of Dividends shall be paid through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars with a maturity date on July 9, 2030, whose species code is GD30 – ISIN US040114HS26 (“GD30 Global Bonds”); Global Bonds of the Argentine Republic amortizable in US dollars with a maturity date on July 9, 2035, whose species code is GD35 – ISIN US040114HT09 (“GD35 Global Bonds”); Bopreal Series 1 – C with maturity date on October 31, 2027, whose species code is BPOC7 – ISIN AR0763285209 (“Bopreal BPOC7”); and Bopreal Series 1 – D with maturity date on October 31, 2027, whose species code is BPOD7 – ISIN AR0314171247 (“Bopreal BPOD7”), as decided by the Company and valued at closing of operations on November 6, 2024.
2)	The 10,50% of Dividends shall be paid in Pesos and shall be destined to the payment of Income Tax Withholding on the dividend, and to reimburse the tax on personal property CPSA had entered in its capacity as surrogate, if any. Moreover, Dividends shall be in Pesos for those shareholders whose interest in the Company is not sufficient to receive the dividend portion in kind, or in case it is necessary to complete the number of fractions produced and/or round-ups due to fraction liquidation.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

Shareholders, whose shareholding interest are in the registry held by Caja de Valores, shall directly communicate with such entity so as to make the corresponding presentations to make the payment.

It is hereby put on record that shareholdings recorded as of November 14, 2024 shall be the only ones taken into account to dividend payment (“Cut-off Date”). Dividend Payment Date is November 22, 2024.

It is hereby put on record that the Company’s share capital as of this date amounts to $ 1,514,022,256, and that the own shares in portfolio amount to a nominal value of 2,299,993, which are excluded from Dividends.

Yours,

________________________

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 7, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact